SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*
California Coastal Communities, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
129915203

(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	129915203		Page	2	of	5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III 279-42- 7925

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		650,996

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		263,722

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		650,996

WITH	8	SHARED DISPOSITIVE POWER

		263,722

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	914,718

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.4%

12	TYPE OF REPORTING PERSON

	IN-IA-OO **
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.

Introduction:	Due to a clerical error, the Reporting Person inadvertently listed the date of event requiring the filing of the initial 13G as June 20, 2007 when in fact the actual date of event which required the filing of the initial 13G was June 13, 2007 (the “Trigger Date”). Since the Trigger Date, there have been changes to the beneficial ownership of the Issuer’s common stock held by the Reporting Person which requires the filing of this calendar year end amendment.

Item 1(a).	Name of Issuer:	California Coastal Communities, Inc.

Item 1(b).	Address of Issuers’s Principal Executive Offices:	6 Executive Circle, Suite 250 Irvine, California 92614

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida
34102

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	129915203

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 650,996 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to certain grantor retained annuity trusts and (iii) an individual. The reporting person has shared voting and dispositive power with respect to 263,722 of the reported securities as (i) an investment advisor to the trustee of a certain family trust and (ii) as an authorized person with respect to a custody account held by the reporting person’s sister.

	(a)	914,718

	(b)	8.4%

	(c)	(i) sole voting power: 650,996

		(ii) shared voting power: 263,722

		(iii) sole dispositive power: 650,996

		(iv) shared dispositive power: 263,722

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

	Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008	/s/ Lloyd I. Miller, III

Lloyd I. Miller, III